Filed Pursuant to Rule 433 Registration No. 333-190038

ACCELERATED RETURN NOTES® (ARNs®)

Accelerated Return Notes® Linked to a Basket of Three Insurance Sector Stocks
Issuer	Barclays Bank PLC (“Barclays”)
Principal Amount	$10.00 per unit
Term	Approximately 14 months
Market Measure

An approximately equally weighted basket of three insurance sector stocks comprised of Aflac Incorporated (NYSE symbol: “AFL”), MetLife, Inc. (NYSE symbol: “MET”), and Prudential Financial, Inc. (NYSE symbol: “PRU”)(each, a “Basket Stock”)

Payout Profile at Maturity	• 3-to-1 upside exposure to increases in the Market Measure, subject to the Capped Value
• 1-to-1 downside exposure to decreases in the Market Measure, with 100% of your investment at risk
Capped Value	[$11.40 - $11.80] per unit, a [14% - 18%] return over the principal amount, to be determined on the pricing date
Investment Considerations

This investment is designed for investors who anticipate that the Market Measure will increase moderately over the term of the notes, and are willing to accept a capped return, take full downside risk and forgo interim interest payments.

Preliminary Offering Documents	http://www.sec.gov/Archives/edgar/data/312070/000110465914065999/a14-20313_11fwp.htm
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest. Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy. Risk Factors		This graph reflects the hypothetical returns on the notes, based on the mid-point of the range(s) set forth in the table to the left. This graph has been prepared for purposes of illustration only.

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

•               Depending on the performance of the Market Measure as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.

•               Payments on the notes, including repayment of principal, are subject to the credit risk of Barclays. If Barclays becomes insolvent or is unable to pay its obligations, you may lose your entire investment.

•               Your investment return, if any, is limited to the return represented by the Capped Value and may be less than a comparable investment directly in the Basket Stocks.

•               Changes in the price of one Basket Stock may be offset by changes in the prices of the other Basket Stocks.

•               The initial estimated value of the notes on the pricing date will be less than their public offering price.

•               If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.

•               You will have no rights of a holder of the Basket Stocks, and you will not be entitled to receive shares of the Basket Stocks or dividends or other distributions by the issuers of the Basket Stocks.

•               The issuer, MLPF&S and our respective affiliates do not control any company included in the Basket and are not responsible for any disclosure made by any of these companies. The companies included in the Basket will have no obligations relating to the notes.

•               The Redemption Amount will not be adjusted for all corporate events that could affect the Basket Stocks.

•               The Basket is concentrated in the insurance sector; an investment in the notes involves certain risks associated with an investment in insurance companies.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

Barclays Bank PLC (Barclays) has filed a registration statement (which includes a prospectus) with the Securities and Exchange Commission (SEC) for the notes that are described in this Guidebook. Before you invest, you should carefully read the prospectus in that registration statement and other documents that Barclays has filed with the SEC for more complete information about Barclays and any offering described in this Guidebook. You may obtain these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Barclays’s Central Index Key, or CIK, on the SEC website is 312070. Alternatively, Merrill Lynch will arrange to send you the prospectus and other documents relating to any offering described in this document if you so request by calling toll-free 1-866-500-5408. Barclays faces risks that are specific to its business, and we encourage you to carefully consider these risks before making an investment in its securities.